SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR May 10, 2004

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index



Exhibit No.                         Description

Exhibit No. 1            Employee Trust announcement dated 15 April 2004
Exhibit No. 2            Director Shareholding announcement dated 19 April 2004
Exhibit No. 3            Employee Trust announcement dated 19 April 2004
Exhibit No. 4            Doc re. Interim Report announcement dated 22 April 2004
Exhibit No. 5            Employee Trust announcement dated 22 April 2004
Exhibit No. 6            Director Shareholding announcement dated 23 April 2004
Exhibit No. 7            Employee Trust announcement dated 23 April 2004
Exhibit No. 8            Employee Trust announcement dated 27 April 2004
Exhibit No. 9            Employee Trust announcement dated 28 April 2004
Exhibit No. 10           Listing Particulars announcement dated 29 April 2004
Exhibit No. 11           Employee Trust announcement dated 04 May 2004
Exhibit No. 12           Employee Trust announcement dated 06 May 2004
Exhibit No. 13           Employee Trust announcement dated 07 May 2004
Exhibit No. 14           Director Shareholding announcement dated 10 May 2004

Exhibit No. 1


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 14 April 2004 and 15 April 2004, that they disposed on those dates of a total of 40,100 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 29,341,610 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary


15 April 2004

Exhibit No. 2
                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited

219,691 - held by Towers Perrin Share Plan Services

          (Guernsey) Ltd - trustees of the Allied Domecq

          PLC Share Ownership Trust

  1,014 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

 72,249 - held in own name
398,354 - Total




5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).


7)  Number of shares/amount of stock acquired


28    Partnership shares
 7 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)


8)  Percentage of issued class

Less than 0.001%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP4.6550   - Partnership and Matching shares


13) Date of transaction

5 April 2004- Partnership and Matching share award


14) Date company informed

19 April 2004


15) Total holding following this notification


105,000 - held in Sharelink Nominees Limited

219,691 - held by Towers Perrin Share Plan Services

          (Guernsey) Ltd - trustees of the Allied Domecq

          PLC Share Ownership Trust

  1,049 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

 72,249 - held in own name
398,389 - Total


16) Total percentage holding of issued class following this notification

0.04%



If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification   19 April 2004

Exhibit No. 3


                               Allied Domecq PLC



                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 16 April 2004, that they disposed on that date of a total of 3,750 American Depository Receipts (ADRs) in Allied Domecq PLC.



These ADRs were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following this disposal is 29,326,610 shares (made up of both Ordinary Shares and ADRs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.









Charles B Brown

Director of Secretariat & Deputy Company Secretary





19 April 2004

Exhibit No. 4
Allied Domecq PLC


22 April 2004

Doc Re: Interim Report For Six Months Ended 29 February 2004.


A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS


Tel No. 020 7066 1000

Exhibit No. 5


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 21 April 2004, that they disposed on that date of a total of 122,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,204,110 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary

22 April 2004

Exhibit No. 6



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

    ALLIED DOMECQ PLC

2)  Name of director

    BRUNO FRANCOIS ANGELICI

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-

    beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest



    IN RESPECT OF DIRECTOR NAMED IN (2) ABOVE


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    BRUNO FRANCOIS ANGELICI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    IN RESPECT OF DIRECTOR NAMED IN (2) ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    ORDINARY SHARE ACQUISITION

7)  Number of shares/amount of stock acquired

    2,000

8)  Percentage of issued class

    0.001%

9)  Number of shares/amount of stock disposed

    NIL

10) Percentage of issued class

    NIL

11) Class of security

    25p ORDINARY SHARES

12) Price per share

    GBP4.57



13) Date of transaction



    22 April 2004


14) Date company informed


    22 April 2004

15) Total holding following this notification

    2,000 SHARES

16) Total percentage holding of issued class following this notification

    0.001%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

    Philippa Armstrong    0117 978 5190

25) Name and signature of authorised company official responsible for making this notification


    CHARLES BROWN, DEPUTY COMPANY SECRETARY


    Date of Notification    23 April 2004.

Exhibit No. 7


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 23 April 2004, that they disposed on 21 April 2004 of total of 5,510 American Depository Receipts (ADRs) in Allied Domecq PLC.

These ADRs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,182,070 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary

23 April 2004

Exhibit No. 8

                               Allied Domecq PLC


                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 26 April 2004, that they disposed on that date of a total of 7,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,174,570 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B Brown
Director of Secretariat & Deputy Company Secretary



27 April 2004

Exhibit No. 9

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 27 April 2004, that they disposed on that date of a total of 7,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,167,070 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary



28 April 2004

Exhibit No. 10

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:     30 April 2004

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:     U.S.$3,000,000,000 Global Medium Term Note Programme

ISSUERS:              Allied Domecq PLC
                      Allied Domecq Financial Services PLC
                      Allied Domecq (Holdings) PLC
                      Allied Domecq North American Corp
                      LIF B.V

INCORPORATED IN       England and Wales

AUTHORISED ADVISER:     Goldman Sachs International

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Allied  Domecq  PLC,  Allied  Domecq  Financial   Services  PLC,  Allied  Domecq
(Holdings) PLC, Allied Domecq North America Corp and LIF B.V

The Pavilions                                    Citibank N.A

Bridgewater Road                                 5 Carmelite Street

Bedminster Down                                  London

Bristol                                          EC4Y 0PA

BS13 8AR


In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

Exhibit No. 11
                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 30 April 2004, that they disposed on that date of a total of 3,700 Ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following this disposal is 29,163,370 shares (made up of both Ordinary Shares and ADRs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown

Director of Secretariat & Deputy Company Secretary





4 May 2004

Exhibit No. 12

                               Allied Domecq PLC



                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications dated 5 May 2004, that they disposed on that date of a total of 17,700 Ordinary shares of 25p each in Allied Domecq PLC.



These shares were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following these disposals is 29,145,670 shares (made up of both Ordinary Shares and ADRs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.









Charles B Brown

Director of Secretariat & Deputy Company Secretary





6 May 2004

Exhibit No. 13

                               Allied Domecq PLC



                  Employee Share Ownership Trust (the "Trust")





This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 6 May 2004, that they disposed on that date of a total of 5,399 Ordinary shares of 25p each in Allied Domecq PLC.



These shares were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following this disposal is 29,140,271 shares (made up of both Ordinary Shares and ADRs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown

Director of Secretariat & Deputy Company Secretary





7 May 2004

Exhibit No.14


Allied Domecq PLC

Notification of Interests of Directors - Allied Domecq PLC Long Term Incentive Scheme 1999

In accordance with Section 329 of the Companies Act 1985, this is to advise that on 8 May 2004 the options to acquire Ordinary shares granted to the under mentioned directors on 8 May 2001 lapsed in accordance with the terms of the Allied Domecq PLC Long Term Incentive Scheme 1999.

Name                               Options Lapsed          Current Balance of
                                                          Outstanding Options

Mr P Bowman                        441,176                   2,740,745
Mr G C Hetherington                104,779                     862,089
Mr D Scotland                      119,485                     989,931
Mr R G Turner                      102,941                     882,968


Charles B. Brown
Director of Secretariat &
Deputy Company Secretary (Tel: +44 (0)117 978 5265)

10 May 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

10 May 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary